American Lithium Reaches Definitive Agreement to Spin Out
Macusani Uranium Deposit into an Independent Public Company

VANCOUVER, BRITISH COLUMBIA, June 7, 2023 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | NASDAQ:AML| Frankfurt:5LA1) announces that it has entered into a definitive arrangement agreement (the "Arrangement Agreement") with Friday's Dog Holdings Inc. (TSX-V:FRDY), a public company currently listed on the TSX Venture Exchange and to be renamed International Uranium Corp. ("International Uranium"), dated June 6, 2023, pursuant to which it will transfer ownership (the "Transaction") of its Macusani Uranium Project (the "Macusani Project"). In accordance with the terms of the Arrangement Agreement, the Company will transfer ownership of a wholly owned Peruvian subsidiary which holds the mineral concessions comprising the Macusani Project to International Uranium.

In connection with the Transaction, International Uranium will consolidate (the "Consolidation") its outstanding share capital of 84,069,352 common shares on the basis of one post-Consolidation common share for every four-and-one-half pre-Consolidation shares resulting in 18,682,078 being outstanding and will issue to the Company 80,000,000 post-Consolidation common shares (the "Consideration Shares") in consideration for the Macusani Project.  On Closing, International Uranium has committed to have a minimum of C$5,000,000 in available cash and concurrently with the entering into of the Arrangement Agreement has announced a brokered private placement of subscription receipts (the "Concurrent Financing") led by Eight Capital and National Bank Financial Inc. with a syndicate that includes TD Securities, CG Capital Markets and Clarksons Securities AS to raise gross proceeds of C$15,000,000.  On a pro forma basis, there is expected to be approximately 128,862,078 common shares of International Uranium outstanding upon completion of the Transaction assuming the minimum amount is raised in the Concurrent Financing.  International Uranium will also reconstitute its board of directors and management to consist of nominees of the Company.  Further details regarding the terms of the Concurrent Financing and the proposed composition of the board of directors and management are set out in today's announcement by International Uranium.

Through the Transaction, the Company aims to recognize the market value of the advanced, development stage Macusani Project for the benefit of its shareholders by creating an independent, well financed, uranium-focused, publicly traded company, International Uranium, which will drive this large-scale uranium project forward through feasibility and beyond. International Uranium will immediately benefit from the work done to date by American Lithium on the Macusani Project and in particular a highly robust PEA, advanced metallurgy and drill permits which have been filed for the next phases of drilling and are expected to be finalized shortly.  The Transaction will also enable American Lithium to better focus all its efforts on advancing its two premier lithium projects, TLC in Nevada, and Falchani in Peru.

Simon Clarke, Chief Executive Officer of the Company, stated, "We are pleased to move forward with spinning out this large-scale and advanced-stage uranium project for the benefit of our shareholders.  The Macusani Project is one of the world's largest undeveloped uranium projects whose ease of extraction, "near surface" and high purity characteristics position it with the potential to be one of the lowest cost sources of uranium globally. With mounting concerns around energy security and climate change, Macusani is strategically located in the Americas, and we believe it can play a large role in the transition to zero emission base-load electricity generation that the world requires. To fully realize its potential and to provide maximum value to our shareholders we believe it needs to be in a stand-alone public company."

Details of the Transaction

Pursuant to the terms of the Arrangement Agreement, the Transaction will involve the transfer of ownership of Macusani Uranium S.A.C., a Peruvian subsidiary of the Company, to International Uranium in consideration for receipt of the Consideration Shares.  Immediately following receipt of the Consideration Shares, the Company intends to distribute (the "Distribution") the Consideration Shares to its existing common shareholders on a pro rata basis.  The Distribution will be conducted along with the Transaction under a plan of arrangement in accordance with the Business Corporations Act (British Columbia).  The Company has not yet determined a record date for shareholders entitled to participate in the Distribution and will issue a further news release once such a determination has been made.

Following completion of the Transaction, International Uranium will have ownership and control over the Macusani Project.  It is intended that management of International Uranium will be comprised of nominees of the Company, and the Company will arrange for the continuity of the existing development team in Peru.  The Company will retain the right to participate in any future commercially viable discoveries of lithium mineralization on the Macusani Project and the concessions transferred to International Uranium as part of the Transaction. International Uranium will be permitted to participate in any future commercially viable discoveries of uranium mineralization on the remaining mineral concessions which comprise the Company's Falchani lithium project and associated exploration concessions which have been retained by the Company.

The Company and International Uranium are at arms-length.  Completion of the Transaction remains subject to a number of conditions, including the receipt of the approval of the shareholders of each of the Company and International Uranium, the approval of the Supreme Court of British Columbia, International Uranium having received approval of the TSX Venture Exchange, completion of the Consolidation and the Concurrent Financing, International Uranium having no less than C$5,000,000 of available cash on hand prior to completion of the Concurrent Financing and after deducting the expenses associated with the Transaction, International Uranium having completed the divestiture of its existing business, and the completion of customary closing deliverables.

The Transaction constitutes a "Change of Business" for International Uranium, in accordance with the policies of the TSX Venture Exchange, as a result trading in the common shares of International Uranium has been halted pending completion of certain required filings with the TSX Venture Exchange and is expected to remain halted until completion of the Transaction.

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on the continued development of its strategically located TLC Lithium Claystone Project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani Lithium Project and Macusani Uranium Projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility is well advanced at Falchani and has commenced at TLC.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

For Media Inquiries:

Nancy Thompson

Vorticom, Inc.

212-532-2208

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, the anticipated timing for completion of the PEA, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs;  the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on May 29, 2023, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions

Thirty-two of the 169 concessions held by American Lithium's subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani's title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge's ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company's favour.